

March 26, 2015

<u>Via E-mail</u>
Frank J. Monteiro
Chief Financial Officer
Platform Specialty Products Corporation
1450 Centrepark Blvd, Suite 210
West Palm Beach, FL 33401

> **Re: Platform Specialty Products Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 20, 2015**
> **File No. 333-202287**

Dear Mr. Monteiro:

   We have reviewed your amendment and your letter dated March 20, 2015, and we have the following comments.

General

1. Please provide a marked redline with your next amendment.

Selling Stockholder, page 6

2. We note your response to comment one of our letter dated March 12, 2015. Although there may be additional steps that the stockholder is required to take pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we note that pursuant to Rule 13d-3(d)(1) of the Exchange Act the selling stockholder is currently deemed to be the beneficial owner of such shares. Please revise footnote 2 to remove the disclaimer of beneficial ownership.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Donn Beloff (*via e-mail*)
    Greenberg Traurig, P.A.